

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Edward Codispoti
Chief Financial Officer
NV5 Global, Inc.
200 South Park Road, Suite 350
Hollywood, Florida 33021

      Re: NV5 Global, Inc.
          Form 10-K for the Fiscal Year Ended December 28, 2019
          Filed February 26, 2020
          Form 8-K Furnished on May 7, 2020
          File No. 001-35849

Dear Mr. Codispoti:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Consolidated Results of Operations, page 37

1.   You present the non-GAAP measure "Net Revenues" in the tabular disclosure which represents gross revenues minus sub-consultant costs and other direct costs which are generally pass-through costs. Please tell us the following in regard to the calculation of Net Revenues:
- Why it is appropriate to adjust gross revenue for costs to arrive at a net revenue amount.
- What "generally pass-through costs" represent and other direct costs consist, and in particular, what "generally" means.
- Whether all costs included in the adjustment are actual amounts, and if not, the basis

          for amounts that are not actual.
- The types of contracts to which the pass-through costs pertain and whether all pass-through costs relating to these contracts are reflected in the adjustment made. If not all pass-through costs are reflected in the adjustment, tell us why and how you distinguish between costs that are reflected in the adjustment and those that are not.
- How the measure is used by and why it is important to you and investors.

In addition, the current tabular disclosure appears to place undue prominence on "Net Revenues" pursuant to the first bullet of the answer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K. Please revise your presentation as appropriate.

Liquidity and Capital Resources
Operating Activities, page 40

2.   Your analysis of changes in operating cash flows cites earnings after adding back non-cash adjustments and changes in working capital in explaining the change in cash. Note that citing such items may not provide a sufficient basis to understand how and why actual operating cash varied between comparable periods. Please refer to section IV.B.1 of SEC Release No. 33-8350 for guidance and revise your disclosure as appropriate.

Form 8-K Furnished on May 7, 2020

Exhibit 99.1

3.   "Adjusted EBITDA" and "adjusted EPS" include an adjustment for acquisition related costs for the current period whereas the comparative prior period has no adjustment for this. From your disclosures it appears acquisition related costs may have been incurred in the prior period. Please tell us how you considered Question 100.02 of staff"s Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G in your calculation of these non-GAAP financial measures. Further, disclose what the acquisition related costs represent and consist for investors' understanding.

4.   It appears undue prominence is given to your non-GAAP financial measures as follows:
- Increases noted in adjusted EBITDA and adjusted earnings per share without preceding mention of the comparable GAAP measures in the second introductory paragraph; and
- Bullet for "Adjusted EBITDA" without preceding bullet for the comparable GAAP measure in "Highlights."

Please refer to Item (e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations and revise your presentation as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

Edward Codispoti
NV5 Global, Inc.
June 19, 2020
Page 3

action by the staff.

You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services